Chijet Motor Company, Inc.

Sertus Chambers

Governors Square, Suite #5-204

23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104, Cayman Islands

VIA EDGAR

February 13, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Chijet Motor Company, Inc. Draft Registration Statement on Form F-4 Submitted December 16, 2022 CIK No. 0001957413

Dear Mr. Fullem:

Chijet Motor Company, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 13, 2023, regarding our Draft Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on December 16, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in our amendment to the Draft Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-4 submitted December 16, 2022

General

1.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response to Comment No. 1: The Company acknowledges the Staff’s comment. In response, additional and revised disclosure has been added on pages 59, 60, 180 and 181 to address this potential conflict of interest and regarding the search by Jupiter Wellness Acquisition Company, Inc. (“JWAC”) for an acquisition target.

2.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities

Response to Comment No. 2: In response to the Staff’s comment, the Company has provided the requested disclosure on pages 30, 32, 59 and 180 of the Amended Registration Statement.

3.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response to Comment No. 3: The Company acknowledges the Staff’s comment. In response, the Company has expanded the disclosure regarding the sponsor’s ownership interest in the Company on pages 32, 33, 59, 60, 180 and 181. On these pages the Company also provides disclosure relating to transaction value and recent trading prices compared to the price paid.

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4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response to Comment No. 4: Supplementally, the Company informs the Staff that the Sponsor and the JWAC Initial Stockholders who waived their redemption rights in connection with the JWAC IPO were not provided any consideration in exchange for such waiver. Revised disclosure containing this information is provided in the Amended Registration Statement on pages 11, 32, 33, 60, 180 and 181.

5.	We note that I-Bankers Securities, Inc. performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to I-Bankers Securities, Inc. that are contingent on completion of the business combination.

Response to Comment No. 5: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the aggregate fees payable to I-Bankers Securities, Inc., which is $4,830,000, are contingent upon completion of the business combination. Please see revised disclosure on 32, 68, 144 and 180.

6.	We note that you may enter into arrangements to sell additional securities to complete the business combination transaction after returning funds to redeeming stockholders. If applicable, revise your disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response to Comment No. 6: The Company respectfully acknowledges the Staff’s comment and informs the Staff that there are no currently convertible securities or other securities investment, as we presently have no committed financing for such an investment. Although the Business Combination Agreement permits the Company to conduct a private placement financing in connection with the Business Combination, to date no commitments have been made for financing the Company, and such financing is not a condition to closing the Business Combination. The Company will revise the Registration Statement to disclose the terms and potential effects on such private placement financing if and when any definitive commitments have been obtained.

7.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response to Comment No. 7: The compensation disclosure for the Company was updated on page 241 to reflect the fiscal year ended December 31, 2022, in response to the Staff’s comment. Similarly, JWAC’s compensation disclosure on page 219 reflects the fiscal year ended December 31, 2022. Note that since Ke Li is the only officer or director paid ($5,000 per month), it is done in a narrative format as opposed to tabular. The total compensation paid to Mr. Li in 2022 is disclosed.

8.	We note your disclosure on page 105 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response to Comment No. 8: In response to the Staff’s comment, the Company supplementally informs the Staff that there has been no direct or indirect impact on the Company’s business or results of operations due to Russia’s invasion of the Ukraine or its international response, because the Company has no sales to, nor any suppliers from or transiting through, Russia or the Ukraine. Similarly, the Company has no financing arrangements with either country. Accordingly, the Company has removed the referenced risk factor.

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9.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 9: In response to the Staff’s comment, the Company has added a risk factor referenced in the Staff’s comment on page 141.

Supplementally, the Company respectfully advises the Staff that the Sponsor, Jupiter Wellness Sponsor LLC, is a Delaware limited liability company, and is not controlled by nor has substantial ties with a non-U.S. person. The Sponsor’s managing member is Brian John, a U.S. citizen and resident. The Sponsor has four members: (a) the controlling member is Jupiter Wellness, Inc (NASDAQ:JUPW) a publicly-traded corporation incorporated in the State of Delaware that owns 52.86% of the Sponsor’s membership interests; and (b) non-controlling minority members are (i) a Nevada corporation that owns 6.12% of the Sponsor’s membership interest and is controlled by non-U.S. persons; (ii) a private investment and advisory firm incorporated in the Isle of Man that owns 2.51% of the Sponsor’s membership interests and is controlled by non-U.S. persons; and (iii) a Florida corporation that owns 38.51% of the Sponsor’s membership interests is controlled by U.S. persons. With respect to the proposed business combination, each of Chijet Inc., a Cayman Islands exempted company (“Chijet”), and Chijet Motor Company, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Chijet (“Pubco”), are non-U.S. persons that are controlled by and have substantial ties with non-U.S. persons.

As the Sponsor is a U.S. person and controlled by a U.S. person, and Chijet is a non-U.S. person with no operations in the U.S., we believe it is unlikely that the Business Combination would generally be subject to review of the Committee on Foreign Investment in the United States (“CFIUS”). Nevertheless, the Company has incorporated a risk factor on page 141 concerning CFIUS and the potential risks to the Business Combination associated with a CFIUS review.

Cover Page

10.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response to Comment No. 10: In response to the Staff’s comment, the Company has updated the disclosure on the cover page, and also on pages 23, 42 and 223.

11.	We note you have been advised by Mainland China counsel. Please ensure you file counsel’s consent.

Response to Comment No. 11: In response to the Staff’s comment, the Company has filed its Mainland China counsel’s consent to the Amended Registration Statement, as Exhibit 23.6 to the Amended Registration Statement.

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Market and Industry Data, page 14

12.	We note that the prospectus includes market, industry and other data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Response to Comment No. 12: The Company supplementally informs the Staff that none of the market, industry and other data in the proxy statement/prospectus was commissioned by the Company. The market, industry or other data contained on page 224 are from publicly available sources, and revised disclosure relating to this has been included on that page in the Amended Registration Statement. Supplementally the Company provides the following sources for sources referenced in the Staff’s comment:

1.	This forecast data has been widely recognized in the automobile industry in China. China’s EV sales are projected to reach 5.2 million units in 2022 by a Chinese automobile research and media firm Jiashipai.

a.	https://baijiahao.baidu.com/s?id=1726349920934737851&wfr=spider&for=pc

b.	https://baijiahao.baidu.com/s?id=1740729915924041257&wfr=spider&for=pc

2.	An industry leader has predicted in publications that China’s EV sales will reach 7 million units in 2025 and 30 million units worldwide in 2030.

a.	https://auto.gasgoo.com/a/70283037.html

3.	In addition, China Association of Automobile Manufacturers, the most authoritative association in China, also provided forecast data. It estimated that by 2022, the number of new energy vehicles ownership in China would reach 12.21 million units and the number of alternative energy charging stations would reach 5.06 million. By 2025, the number of new energy vehicles ownership in China was forecasted to increase to 32.24 million and the number of charging stations to increase to 14.66 million. From 2021 to 2025, the number of new charging stations are expected to grow at an average compound annual rate of 44%.

a.	https://mp.weixin.qq.com/s/qXSzazY6_C6SK7i-q0C1Dg

b.	https://baijiahao.baidu.com/s?id=1741370952402151534&wfr=spider&for=pc&searchword=2025%E6%96%B0%E8%83% BD%E6%BA%90%E6%B1%BD%E8%BD%A 6%E9%94%80%E9%87%8F%20%E4%B9%98%E8%81%94%E4%BC%9A

4.	At the 4th Global New Energy and Intelligent Vehicle Supply Chain Innovation Conference hosted on September 6th, 2022, a deputy director of the Economic Committee of the National Committee of the Chinese People’s Political Consultative Conference stated the production and sales of new energy vehicles all exceeded 3.5 million units in the first half of 2022, representing a 160% increase from the same period last year. In his published comments the deputy director predicted that the annual 2022 sales volume might reach 5.5 million vehicles, representing an increase of 56% over the same period last year. The Chinese government previously announced that it had targeted a 20% adoption rate of new energy vehicles by 2025. If the sales of the new energy vehicles in China indeed reach the volume predicted by the industry leaders, the governmental target will be achieved three years ahead of its schedule.

a.	https://www.sohu.com/a/583326289_100106037

The Company further supplementally informs the Staff that JWAC did not commission the AlixPartners due diligence report, and accordingly there is no consent relating to that due diligence in the proxy statement/prospectus.

Risk Factor Summary, page 20

13.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment No. 13: The Company acknowledges the Staff’s comment, and in response has added summary risk factors on page 20, and cross references to the more detailed discussion of those risks in the proxy statement/prospectus. The Company has further provided revised risk factors referenced in the Staff’s comment as indicated with cross references on this page 20. (The revised summary, for example, cross references to risk factors on pages 100, 101, 118, 120, 122 and 125). The Company has provided an acknowledgment referenced in the Staff’s comment on the risk factors beginning on page 119 and page 125.

Questions and Answers for Stockholders of JWAC

Did JWAC’s board of directors obtain a fairness opinion in determining whether or not to proceed with the Business Combination, page 25

14.	Please explain why JWAC’s board of directors obtained a fairness opinion in connection with the business combination.

Response to Comment No. 14: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the requested explanation has been incorporated into Questions and Answers for Stockholders of JWAC, “Did JWAC’s board of directors obtain a fairness opinion in determining whether or not to proceed with the Business Combination,” on page 25. The Company has further provided background regarding the purposes for the JWAC’s board obtaining a fairness opinion on page 175.

May JWAC, the Sponsor or JWAC’s directors, officers, advisors..., page 26

15.	We note the disclosure on page 26 that the SPAC sponsor/affiliate “may” purchase SPAC securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response to Comment No. 15: The Company acknowledges the Staff’s comment and makes reference to the Tender Offer Compliance and Disclosure Interpretation Question 166.01 (March 22, 2022) that sets forth parameters relating to purchases by a SPAC sponsor or its affiliates outside of the redemption offer. In connection with the Staff’s comment, the Company has revised the disclosure on page 26 and the related risk factor on a page 146.

The Company agrees and confirms that any purchase of JWAC’s securities will comply with the conditions indicated in C&DI Question 166.01. In the revised disclosure on the above referenced pages, the Company discloses that any public shares purchased by JWAC’s Sponsor or affiliates of JWAC will (i) be purchased at a price no higher than the price offered through the SPAC redemption process, (ii) not be voted in favor of the business combination transaction and (iii) not have redemption rights, or such rights would be waived.

The Company also respectfully informs the Staff that, in the event of such purchase, JWAC intends to file on a Form 8-K the requisite information outlined in C&DI Question 166.01.

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Summary of the Proxy Statement/ Prospectus

Interests of JWAC’s Directors and Officers in the Business Combination, page 58

16.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response to Comment No. 16: The Company acknowledges the Staff’s comment. In response, the Company has provided the requested disclosure on pages 33, 59, 60, 180 and 181 of the Amended Registration Statement.

17.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response to Comment No. 17: In response to the Staff’s comment, the Company has provided revised disclosure relating to the sponsor’s interests and the requested disclosure on pages 4, 32, 33, 59, 60, 180 and 181 of the Amended Registration Statement.

18.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment No. 18: In response to the Staff’s comment, the Company has provided the requested disclosure on pages 33, 60 and 180 of the Amended Registration Statement.

19.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response to Comment No. 19: In response to the Staff’s comment, the Company has provided the requested disclosure on pages 32, 33, 59, 60, 180 and 181 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Basis of Pro Forma Presentation, page 65

20.	Although you disclose on page 71 that your pro forma financial statements were prepared in accordance with the recently amended pro forma guidance, you still include references on page 65 to the legacy pro forma guidance regarding adjusting for events that are directly attributable to the business combination, factually supportable, and expected to have a continuing impact. Please revise your pro forma financial statements to fully comply with Article 11 of Regulation S-X and to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact.

Response to Comment No. 20: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65 to comply with Article 11 of Regulation S-X. Supplementally, the Company confirms to the Staff that it has reviewed and confirmed that the pro forma financial statements included in the Amended Registration Statement include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact. The Earnout Shares also were included when preparing pro forma financial statements in this Amended Registration Statement and we have updated the pro forma presentation including on pages 70, 71 and 73 through 75, and in pro forma adjustment (F) on page 75 of the Amended Registration Statement.

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Risk Factors

Chijet’s business model and technology have yet to be operated..., page 78

21.	Please clarify what you mean by your plans to “commercialize” electric commercial vehicles and “commercialize” a large number of electric passenger cars. In addition, please define “a large number” of electric passenger cars, and please provide the anticipated timeline for completion of the electric vehicle manufacturing site.

Response to Comment No. 21: The Company acknowledges the Staff’s comment and in response has provided revised disclosure on page 80.

Chijet is dependent on its strategic partners and suppliers..., page 88

22.	We note your risk factor that your supply chain may be impacted by your reliance on single source suppliers. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response to Comment No. 22: The Company supplementally notes to the Staff that supply chain disruptions themselves have not significantly or even materially affected the Company’s outlook or business goals, because the Company seeks alternative suppliers for all components in the manufacturing process. Even where there are key components such as batteries, the Company has several (three) alternative suppliers to reduce the risk associated with a single supplier, although the Company may from time to time use primarily one or more suppliers. The Company also chooses suppliers in different local country regions to minimize the risk of regional disruption. However, despite these efforts, the Company further supplementally notes to the Staff that COVID-19 temporary closures have had a significant effect on Company operations, as further described in the Company’s response to Comment 32 of the Staff, during specified historical periods. In response to the Staff’s comment, the Company has revised disclosure on page 90 of the Amended Registration Statement.

Risks Related to Doing Business in China, page 116

23.	We note your disclosure on page 220 that one of your principal subsidiaries, FAW Jilin, is 29.5% owned by China FAW, a state-owned enterprise. Please add a discussion in Risk Factors that addresses the risks associated with the mixed ownership. In addition, please ensure that your disclosure on pages 220 and 221 include a balanced discussion that acknowledges the risks of mixed ownership.

Response to Comment No. 23: The Company acknowledges the Staff’s comment and has provided a risk factor associated with mixed ownership, beginning on page 122. In respect of the Staff’s comment, the Company has revised its disclosure on pages 224, 225 and 226.

The PRC government exerts substantial influence..., page 119

24.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, we note your disclosure you are not required to obtain approval from Chinese authorities to list on U.S. exchanges. Provide the basis for your conclusion that you are not required to obtain any permission or approval to list on U.S. exchanges. If the basis for your conclusion is the advice of counsel, please state this and identify counsel in your disclosure.

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Response to Comment No. 24: In response to the Staff’s comment, the Company has provided revised disclosure beginning on pages 119 through 122 and on page 124. The Company has provided the basis for its conclusion that it is not required to obtain any permission or approval to list on U.S. exchanges, based on advice of counsel, which identified and disclosed, on on pages 123, 124 and 133.

The Business Combination Proposal

Earnout Provisions, page 160

25.	We note that the issuance of certain ChiJet shares are subject to an earnout equal in value to $674 million and that the shares shall be issued and registered but remain unvested and subject to potential surrender and cancellation provided the earnout criteria are not met. Citing authoritative accounting guidance, such as ASC 718 and ASC 815-40, please tell us in sufficient detail how you intend to account for the earnout shares upon issuance, vesting and/or cancellation. Ensure you provide your assessment of whether the earnout falls within the scope of ASC 718, whether the earnout qualifies for equity or liability classification, and how, if at all, the contingent value rights issued to Jupiter Wellness Acquisition Corp. shareholders impact your accounting. Also clarify why, as noted on page 64, the earnout is not given effect in the pro forma financial statements.

Response to Comment No. 25:

In response to the Staff’s comment, the Company has revised the disclosure on page 67 and 73 to include the requested disclosures related to the Earnout Shares to explain the proposed accounting for the Earnout Shares. The Earnout Shares was included when preparing pro forma financial statements, which are included in this Amended Registration Statement with updated related disclosure, please see details in pro forma adjustment (F) in page 75 of the Amended Registration Statement

The ownership percentage in the unaudited pro forma financial statements includes the Earnout Shares up to 66,358,177 shares of common stock with aggregate value of $674 million assuming a $10.157 per share Redemption Price and based on funds in the Trust Account available to JWAC outside of the Trust Account as of September 30, 2022. The disclosure on page 65 was also revised.

Please see below for the Staff’s consideration a detailed explanation of the considerations undertaken in determining the accounting treatment for the Earnout Shares.

BACKGROUND:

On October 25, 2022, JWAC entered into the Business Combination Agreement by and among JWAC, Pubco, Merger Sub, the Sellers and Chijet, pursuant to which, subject to the terms and conditions contained therein, Merger Sub will merge with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Pubco.

Pursuant to the merger agreement, the Sellers will receive the number of Pubco Ordinary Shares in the Share Exchange that shall have an aggregate value equal to One Billion Six Hundred Million Dollars ($1,600,000,000), subject to certain Sellers having an Earnout (the “Earnout”) which would adjust downwards the consideration they receive by up to 66,358,177 shares of common stock with aggregate value of $674 million, assuming a $10.157 per share Redemption Price, and based on funds in the Trust Account available to JWAC outside of the Trust Account as of September 30, 2022. In addition, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

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The Earnout Shares will cease to have any restrictions based on either meeting the criteria relating to (i) consolidated gross revenue or (ii) closing price of Pubco Ordinary Shares, and will vest in three tranches consisting of 30% for 2023, 30% for 2024 and any unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings thereon (as defined in the Business Combination Agreement), as described as follows:

(i)	The first tranche shall (i) vest based on gross revenues of Pubco and the Target Companies (including the period prior to Closing) as set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2023 that exceed the gross revenue milestones specified in the Business Combination Agreement, or alternatively (ii) vest if the Pubco Ordinary Shares on the applicable Trading Market is at least $13.00 per share (as equitably adjusted for share splits, share capitalizations, share consolidations, subdivisions, share dividends, reorganizations, recapitalizations and the like) for at least twenty (20) out of thirty (30) Trading Days, through and including the thirtieth (30th) Trading Day after the date on which Pubco files its annual report with the SEC on Form 20-F or 10-K (such trading criteria being collectively the “Trading Criteria”), for the fiscal year ended December 31, 2023.

(ii)	The second tranche will likewise either (i) vest based on gross revenues set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2024 that exceed the gross revenue milestones specified in the Business Combination Agreement; or (ii) based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2024.

(iii)	Any remaining Earnout Shares not vested in the first or second tranches are eligible either to (i) vest based on gross revenues set forth in Pubco’s audited annual financial statements included in Form 20-F or 10-K filed with the SEC for the calendar year ended December 31, 2025 that exceed the gross revenue milestones specified in the Business Combination Agreement; or (ii) vest based on meeting the Trading Criteria during the applicable period for the year ended December 31, 2025.

Additionally, the Earnout participants agree that until the Earnout Shares have become vested in accordance with Section 2.3(c), (i) all Earnings related to such Earnout Shares shall be held in a segregated escrow account, and (ii) the Earnout Participants will not be permitted to sell, assign, convey, pledge, hypothecate, transfer or otherwise dispose of the Earnout Shares (or any rights to the Earnings thereon). Otherwise, the Earnout Shares shall have the same rights as the Pubco Ordinary Shares. And at the merger effective time, JWAC Class A Common Stock shareholders that do not redeem their shares also receive one (1) contingent value right (“CVR”) for each share of publicly traded Class A Common Stock held. If there are any Earnout Shares in the Earnout Tranche that have not been earned, then the remaining Earnout shares shall be surrendered for no consideration and re-issued immediately for the same amount of shares to the CVR Rights Agent within five (5) Business Days after such final determination.

Considering that the contingent value right is between JWAC Class A Common Stockholders and Earnout Participants of Chijet, the Company is not obligated to issue any additional shares in this transaction. And there are no service conditions nor any requirement of the participants to provide goods or services. Based on the analysis performed, we concluded that the contingent value rights are not within the scope of ASC 718, ASC 480, and ASC 815. Therefore, contingent value rights will not give any effect in this pro forma financial statement.

Analysis for Earnout Shares:

The following U.S. GAAP requirements were considered in accounting for the Earnout Shares:

-ASC 718, Compensation – Stock Compensation (“ASC 718”);

-ASC 480, Distinguishing Liabilities from Equity (“ASC 480”); and

-ASC 815, Derivatives and Hedging, (“ASC 815”).

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Considering that the Earnout Shares are issued to all of of Chijet’s Shareholders (before the merger) and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, the Company focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

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ASC 480 applies to each freestanding financial instrument. In this case, securities of each tranche are issued on a stand-alone basis and it is readily apparent that there are three units of account. Considering that all three tranches having a similar vesting term, the following analysis will apply for all three units of account.

In addition, ASC 480 establishes standards for an issuer’s classification of certain financial instruments with characteristics of both liabilities and equity. Furthermore, the guidance states that “contingent consideration arrangements that obligate an acquirer to deliver its own equity instruments meet the definition of a financial instrument”, in which we have identified the Earnout Shares as freestanding financial instruments that are issuable in accordance with the vesting conditions (or Exercise Contingencies) outlined in the Company’s Business Combination Agreement. We believe such Exercise Contingencies fit into the ASC’s definition of contingent considerations. ASC 480 discusses the underlying criteria in a contingent consideration arrangement and notes that instruments that “solely or predominantly” vary on the basis of something other than the entity’s shares do not qualify for equity treatment. Management assessed the following criteria to determine if the Earnout Shares and corresponding Exercise Contingencies are within the scope of ASC 480 (with our conclusions in bold below):

1.	Mandatorily redeemable financial instruments: The Company concluded that Earnout Shares do not represent a liability under ASC 480-10-25-4 through 25-7 because they are not in the form of outstanding shares subject to redemption for cash or other assets upon the occurrence of an event that is certain to occur.
2.	Obligation to repurchase equity shares: The Company concluded that the Earnout Shares do not embody an obligation to repurchase equity shares by transferring assets under ASC 480-10-25-8 because the arrangement is only settleable in common stock that is redeemable only upon a final liquidation.
3.	Variable share-settled obligation: Considering that the Earnout Shares will be issued and registered at closing date of Business Combination agreement, the company is not obligated to shares settlement.

Due to the above analysis, the Earnout Shares with corresponding Exercise Contingencies met none of the criteria outlined above and therefore are not within the scope of ASC 480. As such, we continuedly evaluate whether the Earnout Shares arrangement, which meets the definition of a derivative instrument pursuant to ASC 815, qualifies for the scope exception in ASC 815-10-15-74(a), which states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. This analysis was performed in accordance with the guidance in ASC 815-40.

Under ASC 815-40, an entity must first evaluate whether an equity-linked instrument is considered indexed to the reporting entity’s stock. This analysis, which is performed under ASC 815-40-15, is a two-step test that includes evaluation of both exercise contingencies and settlement provisions. The Earnout Shares arrangement contains contingencies – the daily volume weighted average stock price on the basis of a specific price per share. The contingency is based on the Company’s stock. With respect to settlement provisions, the number of Earn Out Shares is adjusted only for dilutive activities, which are an input into the pricing of a fixed-for-fixed option on equity shares under ASC 815-40-15-7E(c). It is important to note that, in absence of dilutive activities, there will be either zero or 674 million shares issuable under the Earnout Shares arrangement; therefore, the triggering events for issuance of shares is only an exercise contingency to be evaluated under step 1 of ASC 815-40-15.

Furthermore, the Company evaluated the Earnout Shares as they relate to the equity criteria of ASC 815-40-25-10 as follows:

1.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.
The Company is not obligated to issue any additional shares in settlement
2.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. As mentioned in “THE ADVISORY CHARTER AMENDMENTS PROPOSALS” on page 187, JWAC stockholders will be asked to approve to increase the number of authorized Pubco Ordinary Shares and preferred shares to complete the business combination.

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3.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
4.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).
5.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.
6.	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
7.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

Based on the analysis performed, we concluded that all of them were met. Therefore, the Earnout Shares arrangement is appropriately classified in equity.

As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Shares arrangement as of the merger date will be accounted for as an equity transaction (as a deemed dividend) as of the closing date of the merger.

Background of the Business Combination, page 167

26.	We note your disclosure in the penultimate paragraph on page 168 that the Business Combination Agreement was based on the last versions of the business combination agreement between DMAQ and Chijet with earnout and structure reflecting a reduced valuation and was revised to formulate the earnout and make certain other changes. Please specifically quantify the reduced valuation and “certain other changes.”

Response to Comment No. 26: The Company acknowledges the Staff’s comment and has revised the disclosure on page 173 pursuant to the Staff’s comment.

JWAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 169

27.	We note your disclosure that JWAC reviewed the due diligence report prepared for DMAQ by AlixPartners who had performed extensive due diligence, including conducting extensive in-person meetings and calls with Chijet’s management team and its representatives regarding Chijet’s operations and financial prospects, and technical analysis. We note also your disclosure on page 168 that JWAC’s board discussed assumptions and conclusions with the people at AlixPartners. Please revise to include the assumptions discussed and the financial prospects that the JWAC board considered in evaluating the business combination.

Response to Comment No. 27: The Company acknowledges the Staff’s comment and has revised the disclosure on page 174 pursuant to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 194

28.	We note your disclosure that the surrender by a U.S. Holder of the shares of Common Stock in exchange for the Pubco Ordinary Shares pursuant to the Business Combination, when taken together with the other steps of the Business Combination, should qualify as a non-recognition transaction pursuant to Section 351(a) of the Code. Please file a tax opinion as Exhibit 8.1 that supports this statement. To extent that you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 194 to reflect the fact that the discussion reflects the opinion of counsel and is not solely a “summary.”

Response to Comment No. 28: The Company acknowledges the Staff’s comment and has provided revised disclosure on pages 199 and 202 and a tax opinion as Exhibit 8.1.,

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Information About Chijet

Our Structure before and after the Business Combination, page 219

29.	Please improve legibility by increasing the font size of the text included in your graphic. In addition, please include an ownership structure diagram in the prospectus summary.

Response to Comment No. 29: The Company acknowledges the Staff’s comment, and has provided a revised graphic with larger font size, on page 224. In addition, the Company has added the ownership structure diagram to the prospectus summary on page 42.

Legal proceedings, page 235

30.	We note your table depicting twelve separate legal proceedings with varying current status that involve FAW Jilin as defendant. We note elsewhere in your document, including within your contingencies footnotes on pages F-57 and F-88, that you state “most” of your legal proceedings relating to FAW Jilin were settled. Please more fully and consistently clarify the status of your legal proceedings throughout your filing and, in doing so, ensure you provide all pertinent disclosures required by ASC 450-20-50-1 through - 5. It is unclear whether you believe certain loss contingencies are probable, reasonably possible or remote and, given the various settlement and mediation agreements reached, why it appears for most legal proceedings that “you did not record any accrual for expected loss payments” as of the most recent annual and interim period ends. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to you contingencies, provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

Response to Comment No. 30: The Company acknowledges the Staff’s comment, and respectfully submits that it has considered the guidance in the referenced ASC sections. In response, the Company has provided revised disclosure beginning on page 240. Supplementally, the Company informs the Staff that the results of legal proceedings, which were not settled as of filing date of this Amended Registration Statement, cannot be predicted with certainty; however, the Company does not anticipate that the final outcome arising out of any of the legal proceedings will have a material adverse effect on the Company’s consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate.

Chijet’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 246

31.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response to Comment No. 31: The Company supplementally informs that Staff that other than general disruptions due to COVID-19 pandemic quarantines and related measures, the Company does not believe that supply chain disruptions specifically have materially affected, nor are anticipated to materially affect, the Company’s outlook, business goals, results of operations or capital resources. In response to the Staff’s comment, the Company has provided revised disclosure relating to COVID-19 disruptions and also revised the supply chain disclosure as indicated. See revised disclosure on pages 252, 257 and 259 and revised supply chain risk factors beginning on page 90, 92 and 93.

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Supplementally, the Company notes that supply chain disruptions themselves have not significantly or even materially affected the Company’s outlook, business goals, results of operations or capital resources, because the Company seeks alternative suppliers for all components in the manufacturing process. For example, even where there are key components such as batteries, the Company has several (in this case, three) alternative suppliers to reduce the risk associated with any one supplier, although the Company may from time to time use primarily one or more suppliers. The Company also chooses suppliers in different local country regions to minimize the risk of regional disruption.

Chijet’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Cost of Revenues - idle capacity, page 252

32.	Your annual and interim results of operations disclosures on page 252 and 254 state that the increase in idle capacity cost of revenues was mainly “due to the temporary suspension at the factories.” Please expand your disclosure to discuss the reasons for and durations of the temporary suspensions at your factories. It is unclear if these suspensions were related to COVID-19 closures or for other business reasons.

Response to Comment No. 32: The Company supplementally advises the Staff that all temporary suspensions at the factories, referenced in the above pages, and which resulted in an increase in idle capacity cost of revenues, was due to COVID-19 related closures. In response to the Staff’s comment, the Company has updated the disclosures on pages 90, 92, 93, 252, 257 and 259 to discuss the COVID-19 related closures and their respective durations.

Chijet Motor Company, Inc. Audited Financial Statements

2. Summary of Significant Accounting Policies

(b) Principles of consolidation, page F-66

33.	We note that the consolidated financial statements include the financial statements of subsidiaries for which you are the “primary beneficiary.” Please confirm whether or not you consolidate any variable interest entities under the variable interest model. If you strictly use the voting interest model, as your page 5 disclosure suggests, remove all references to primary beneficiary or tell us why such disclosure is appropriate.

Response to Comment No. 33: The Company supplementally advises the Staff that the Company did not have or consolidate any variable interest entities for any of the periods presented, including the years ended December 31, 2021 and 2020, and/or the six months ended June 30, 2022 (or to date). Accordingly and in response to the Staff’s comment, the Company has revised related disclosures on page F-25 and F-56 and remove the reference to primary beneficiary.

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(w) Government grants, page F-72

34.	We note that you receive government subsidies for specific purposes, such as for land fulfillment costs and manufacturing plant construction. You disclose that the specific subsidies are recognized as other income using a systematic basis or when receivable, depending on the related expense or loss. Please tell us in further detail the nature of government subsidies received and the related accounting treatment. In doing so, describe the specific expenses for which you are being compensated, the timing of the expense and related income recognition, and the extent to which subsidies are recorded over the depreciable lives of the related assets. We note the materiality of government grant income in relation to your operating expenses, including depreciation and amortization, as well as to your investments in fixed assets and land use rights.

Response to Comment No. 34:

The Company received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies, as noted in the Staff’s comment, and other subsidies, such as product development and renewal of production facilities. The Company recognizes government subsidies until there is reasonable assurance that the Company will comply with the conditions and the subsidies will be granted. Hence, the Company recorded specific subsidies as other non-current liabilities when received. The specific subsidies are recognized as other income at each stage when the Company is entitled to the amount or the required performance is met. The Company currently recognizes government subsidies 1) using a systematic basis over the periods in which the entity recognizes the related expenses or losses that the grants are intended to compensate and 2) when the grant becomes receivable if it compensates for expenses or losses already incurred. For the six months ended June 30, 2022 and 2021, the Company has recognized subsidies of US$16,041,163 (RMB 104,051,764) and US$69,222,779 (RMB 448,107,770), respectively. For the years ended December 31, 2021 and 2020, the Company has recognized subsidies of US$80,995,235 (RMB 522,651,736) and US$60,833,879 (RMB 419,884,922), respectively.

In response to the Staff’s comment, the nature of each government subsidy received and the related accounting treatment were also updated in the Amended Registration Statement, beginning on pages 260, F-32, F-62 and F-63.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com or by telephone at (212) 370-1300, or JWAC’s counsel, Arthur Marcus, Esq., at amarcus@srf.law or by telephone at (212) 930-9700.

Sincerely,

/s/ Mu Hongwei
Mu Hongwei, Chief Executive Officer

cc:	Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP

Arthur Marcus, Esq.
Sichenzia Ross Ference LLP

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